

Holcim
Hagenholzstrasse 85
CH-8050 Zürich/Switzerland

File N° 82-4093

dlw 9/25

SUPPL

Our margins continue to grow.

Half-Year Report 2003 Holcim Ltd


Holcim

Key Figures Group Holcim

January–June		2003	2002	±%	±% local currency
Annual production capacity cement	million t	141.0	141.9[1]	–0.6	
Sales of cement and clinker	million t	44.8	43.5	+2.9	
Sales of aggregates	million t	42.9	42.3	+1.3	
Sales of ready-mix concrete	million m^3	12.6	12.2	+3.2	
Net sales	million CHF	5,804	6,441	–9.9	–1.1
Operating EBITDA	million CHF	1,527	1,656	–7.8	+2.8
Operating EBITDA margin	%	26.3	25.7		
EBITDA	million CHF	1,566	1,706	–8.2	+1.8
EBITDA margin	%	27.0	26.5		
Operating profit	million CHF	884	935	–5.5	+5.9
Operating profit margin	%	15.2	14.5		
Net income before minority interests	million CHF	402	427	–5.9	+5.4
Net income after minority interests	million CHF	273	292	–6.5	+2.7
Net income margin	%	4.7	4.5		
Cash flow from operating activities	million CHF	602	781	–22.9	–12.8
Cash flow margin	%	10.4	12.1		
Net financial debt	million CHF	9,672	8,857[1]	+9.2	+7.6
Shareholders' equity including interests of minority shareholders	million CHF	9,651	9,435[1]	+2.3	+0.6
Gearing[2]		100.2	93.9[1]		
Employees	30.06.	47,998	51,115[1]	–6.1	
Earnings per dividend-bearing share	CHF	1.40	1.50	–6.7	
Fully diluted earnings per share	CHF	1.40	1.49	–6.0	
Cash earnings per share[3]	CHF	2.15	2.24	–4.0	

Principal key figures in USD (illustrative)[4]					
Net sales	million USD	4,299	3,952	+8.8	
Operating EBITDA	million USD	1,131	1,016	+11.3	
Operating profit	million USD	655	574	+14.2	
Net income after minority interests	million USD	202	179	+12.9	
Cash flow from operating activities	million USD	446	479	–6.9	
Net financial debt	million USD	7,112	6,372[1]	+11.6	
Shareholders' equity	million USD	7,096	6,788[1]	+4.5	
Earnings per dividend-bearing share	USD	1.04	0.92	+12.7	
Principal key figures in EUR (illustrative)[4]					
Net sales	million EUR	3,869	4,382	–11.7	
Operating EBITDA	million EUR	1,018	1,127	–9.6	
Operating profit	million EUR	589	636	–7.3	
Net income after minority interests	million EUR	182	199	–8.4	
Cash flow from operating activities	million EUR	401	531	–24.5	
Net financial debt	million EUR	6,240	6,108[1]	+2.2	
Shareholders' equity	million EUR	6,226	6,507[1]	–4.3	
Earnings per dividend-bearing share	EUR	0.93	1.02	–8.5	

[1] As of December 31, 2002.
[2] Net financial debt divided by shareholders' equity including interests of minority shareholders.
[3] Excluding the amortization of goodwill and other intangible assets.
[4] Income statement figures translated at average rate; balance sheet figures at year-end rate.

"The Group has visibly raised its efficiency profile – we are optimistic about the future."

Higher margins thanks to systematic cost monitoring

The first half of 2003 saw further increases in Holcim's operating margins, although in Swiss franc terms the company's performance was depressed by sharp falls in the value of major currencies compared with the first half of 2002. Productivity gains and cost savings within the Group nevertheless had a positive impact on earnings.

An additional challenge was posed by the overall instability of the global economy coupled with subdued investment activity in many markets. The leveling off of growth already noted in the first quarter of 2003 has indeed become more acute. In the United States in particular, the construction order books remained lackluster while economic conditions in Europe and parts of Asia were also stagnant.

In this difficult environment, Holcim maintained its position well and consolidated sales of cement, aggregates and ready-mix concrete increased compared with the first half of 2002. North America was the only Group region to see a slight decline in cement sales.

Negative exchange rate movements impacted visibly on net sales, which decreased by 9.9% to CHF 5,804 million (first half 2002: 6,441). The US dollar alone devalued by 17.2% compared with the corresponding prior-year period. However, delivery cutbacks owing to the prolonged period of cold weather and tighter pricing also had a large impact. *Our operating result nevertheless cushioned the effect of a generally unfavorable environment.* In the first half of the year, consolidated operating profit rose by 5.9% in local currency terms. Because of the strength of the Swiss franc this resulted in a 5.5% decline to CHF 884 million (first half 2002: 935). Meanwhile, operating profit margin continued to increase. This confirms that the restructuring and rationalization measures taken in previous years have strengthened our industrial base and that the programs to cut operating costs are feeding through. Despite the difficult starting position, net income after minority interests increased by 2.7% in local currency terms. In Swiss francs, this corresponds to a consolidated net income of CHF 273 million (first half 2002: 292). At CHF 602 million (first half 2002: 781), cash flow from operating activities failed to match the strong prior-year result owing to heavy fluctuations in net working capital caused by extreme weather conditions.

On June 4, 2003, Holcim's Annual General Meeting voted in favor of the Board of Directors' unanimous proposal to create a standard registered share. Our simultaneous decision to remove the opting-out clause and waiver of percentage transfer restrictions is in line with progressive international standards.

For the first time, Holcim has launched a European medium term note program (EMTN). The first tranche of euro-denominated bonds brought the Group net revenues of CHF 1,164 million, which will be used to refinance existing debt.

Continued pleasing construction activity in Southern Europe

In the first half of 2003, the European construction sector presented a variable picture in terms of individual regional performance, but was on the whole stable. Spain and Italy enjoyed brisk construction activity throughout the period under review. In northern parts of Europe, there were also growing signs of a rise in demand for construction materials after the hard winter and rather sluggish business in April and May. In Group region Europe deliveries were up on the corresponding prior-year period in all three segments.

In Spain and Italy, Holcim consistently increased sales, and production facilities were utilized to capacity. The acquisition of Cementos de Hispania S.A. with retrospective effect from January 1, 2003 has enabled Holcim Spain to strengthen its position long-term in the country's most dynamic regional market. By contrast, Holcim (France Benelux) experienced a fall in cement sales, but was able to increase deliveries of aggregates and ready-mix concrete. In Germany, the difficult economic environment persisted and competition remained extremely tight. Alsen AG, which was renamed Holcim (Deutschland) AG in May, succeeded in maintaining its market share – albeit at a very low price level. The decline in Switzerland mainly reflects a decrease in construction activity in the Greater Zurich region. Cement deliveries were largely stable in Central and Eastern Europe. In particular, Group companies in Croatia, Romania and Bulgaria made further progress.

Consolidated operating profit in Group region Europe declined by 9% in local currency terms and 7.6% in Swiss francs to CHF 266 million (first half 2002: 288). The setback is almost entirely due to the difficult market situation in Germany, as most European Group companies posted better financial results thanks to restructuring measures and efficiency gains. In some cases, the improvement was even more pronounced.

Performance depressed by weak US construction sector and currency depreciation

The North American construction sector turned in a very subdued performance, in line with business in general in the region. Moreover, during the period under review, large parts of North America suffered from unfavorable climatic conditions – in contrast with the mild and dry first half of 2002. Against this background, cement deliveries in Group region North America declined slightly while overall market share was maintained.

In the US, low interest rate levels only provided stimuli for private residential construction activity, whereas investment in other segments of the construction market remained weak. Holcim US succeeded in holding delivery volumes at virtually the same level as the previous year. However, demand varied from region to region, with a particularly noticeable decline in the state of Colorado. Holcim US stepped up cement production thanks to capacity at the new Portland plant, which in turn led to a decrease in cement and clinker imports. What is more, June 30, 2003 saw the commissioning of the new state-of-the-art Holly Hill plant.

The Canadian building materials market is boasting solid order books and stable prices. However, cement sales in markets in the US North East, which are important for St. Lawrence Cement, suffered a cyclically induced decrease of 10%. On balance, this Group company saw its cement sales decline slightly. In the case of aggregates and ready-mix concrete, it has not yet been possible to compensate completely for deliveries cancelled because of bad weather at the beginning of the year, particularly in Ontario.

These negative factors, coupled with tougher competition in the South Eastern United States, depressed the operating result by 32.5% in local currency terms. Consolidated operating profit for North America decreased to CHF 45 million (first half 2002: 80).

Overall positive market environment and greater cost-effectiveness in Latin America

The Group's Latin American region once again performed well. Despite a mixed and generally complex construction market environment, our Group companies succeeded in expanding cement sales year-on-year. This, coupled with a further increase in cost-effectiveness, also led to an improvement in first-half performance.

Our Mexican Group company Apasco reported a sharp rise in cement sales. By contrast, cement deliveries declined slightly in Central America, and in Venezuela, Cementos Caribe suffered under the political instability dogging the country throughout the period under review. The Brazilian construction sector proved crisis-resistant despite a slacker economy and lower cement consumption. While market conditions translated into lower sales volumes in Holcim Brazil's core cement segment, the company was able to significantly increase sales of ready-mix concrete. Cemento Polpaico in Chile reported a sizeable increase in sales in both the cement and ready-mix concrete segments. Construction activity recovered faster than expected in Argentina, resulting in a sharp rise in Minetti's delivery volumes. In addition, Minetti has successfully concluded its debt rescheduling negotiations with creditors and is now ideally equipped to exploit the available market opportunities.

Latin America has made considerable progress in terms of consolidated operating profit, up by 12.5% in US dollars. However, in Swiss franc terms, negative exchange rate trends resulted in a decrease to CHF 385 million (first half 2002: 417).

Stable markets in Africa and the Middle East

Most of the building materials markets supplied by Holcim in Group region Africa Middle East showed a positive development. Exceptions were Lebanon and a number of countries in the West Africa group, where there was no easing of political and economic tensions. In South Africa, our Group company Alpha once again exceeded the high prior-year level of deliveries of cement and ready-mix concrete, although sales of aggregates decreased slightly. Holcim Morocco lifted sales in all segments. There was also an increase in deliveries to the Indian Ocean, including Madagascar and La Réunion. In Egypt, where our Group company realized the strongest increase in volume thanks to rising cement exports, the market situation stabilized in the second quarter of 2003.

Consolidated operating profit of Group region Africa Middle East rose by 6.7% in local currency terms. The financial result was depressed by low price levels and the devaluation of the Egyptian pound. In Swiss franc terms, it remained virtually unchanged at CHF 121 million (first half 2002: 120). Holcim Lebanon also recorded poorer results. By contrast, our South African Group company reported a marked improvement in financial performance and made remarkable progress from an operating point of view. Holcim Morocco significantly increased its contribution to profits.

Marked growth of operating profit in Asia Pacific

Group region Asia Pacific's construction sector performed well by Group standards, although in some countries economic activity lost momentum under the influence of an unstable US economy. As a result, there was some leveling off of demand for construction materials in specific Holcim markets. Even so, there was a slight increase in sales volumes in the three main segments of this Group region. As a result of consolidation factors, our Philippine Group company Union Cement posted the biggest rise in volume following its merger with Alsons. Cement sales also increased in Vietnam and New Zealand. Siam City Cement in Thailand and PT Semen Cibinong in Indonesia recorded declining delivery volumes. Both Group companies reduced their cement

exports while domestic sales remained practically unchanged. Queensland Cement was unable to match its high prior-year sales levels, but significantly improved financial results.

The consolidated operating profit of the Asia Pacific Group region rose by 36.3% in local currency terms. Despite the sharp devaluation of the Thai baht and the Philippine peso, operating profit increased by 20% in Swiss franc terms to CHF 96 million. This result also reflects the continued integration of our new Indonesian business unit into the Group network and the improvement in the profit situation in Thailand, Australia and New Zealand.

On June 1, 2003 Queensland Cement merged its domestic operating facilities into the newly established Cement Australia Pty Ltd. With an annual production capacity of 3 million tonnes of cement, Cement Australia, in which Holcim has a 50% stake, is the market leader on the fifth continent.

Sustained positive margin development

It is still generally difficult to predict business conditions in the second half of the year because of uncertainty over the US economy and exchange rate developments.

In Europe, we expect to see a gradual improvement in the market situation in Germany and overall stabilization of this Group region. We believe construction order books to improve in North America, particularly in Canada, while the economy remains sluggish and US cement prices fall slightly. Latin America will continue to benefit from solid demand for construction materials in Mexico and a further recovery in demand in Argentina and Chile. The African and Asian markets should also witness a continuation of the positive economic trend of the first six months into the next half.

We are hopeful of a continued positive margin trend in the second half of 2003 and, adjusting for currency factors, expect to see the previous year's financial results bettered.



Dr. Rolf Soiron
Chairman of the Board of Directors



Markus Akermann
CEO

Consolidated Statement of Income of Group Holcim

Million CHF	Notes	January–June 2003 Unaudited	January–June 2002 Unaudited	±%	April–June 2003 Unaudited	April–June 2002 Unaudited	±%
Net sales	4	**5,804**	**6,441**	**–9.9**	**3,337**	**3,594**	**–7.2**
Production cost of goods sold		(2,957)	(3,336)		(1,662)	(1,803)	
Gross profit		**2,847**	**3,105**	**–8.3**	**1,675**	**1,791**	**–6.5**
Distribution and selling expenses		(1,292)	(1,421)		(715)	(765)	
Administration expenses		(528)	(602)		(287)	(325)	
Other depreciation and amortization		(143)	(147)		(76)	(76)	
Operating profit	5	**884**	**935**	**–5.5**	**597**	**625**	**–4.5**
Other income	6	2	(18)		(1)	(32)	
EBIT		**886**	**917**	**–3.4**	**596**	**593**	**+0.5**
Financial expenses net	7	(244)	(247)		(97)	(119)	
Net income before taxes		**642**	**670**	**–4.2**	**499**	**474**	**+5.3**
Income taxes		(240)	(243)		(155)	(176)	
Net income before minority interests		**402**	**427**	**–5.9**	**344**	**298**	**+15.4**
Minority interests		(129)	(135)		(81)	(83)	
Net income after minority interests		**273**	**292**	**–6.5**	**263**	**215**	**+22.3**
CHF							
Earnings per dividend-bearing share		1.40	1.50	–6.7			
Fully diluted earnings per bearer share		1.40	1.49	–6.0			
Cash earnings per dividend-bearing share[1]		2.15	2.24	–4.0			

[1] Excluding the amortization of goodwill and other intangible assets.

Consolidated Balance Sheet of Group Holcim

Million CHF	30.06.2003 Unaudited	31.12.2002 Audited	30.06.2002 Unaudited
Cash and cash equivalents	2,874	2,698	2,817
Marketable securities	92	107	90
Accounts receivable	2,568	2,167	2,581
Inventories	1,336	1,265	1,325
Prepaid expenses and other current assets	296	223	264
Total current assets	**7,166**	**6,460**	**7,077**
Financial investments	2,159	2,030	2,373
Property, plant and equipment	13,976	13,806	14,189
Intangible and other assets	3,470	3,164	3,079
Total long-term assets	**19,605**	**19,000**	**19,641**
Total assets	**26,771**	**25,460**	**26,718**
Trade accounts payable	1,086	1,074	1,088
Current financing liabilities	3,107	2,885	2,678
Other current liabilities	1,377	1,209	1,235
Total short-term liabilities	**5,570**	**5,168**	**5,001**
Long-term financing liabilities	9,531	8,777	10,053
Deferred taxes	1,121	1,126	1,119
Long-term provisions	898	954	880
Total long-term liabilities	**11,550**	**10,857**	**12,052**
Total liabilities	**17,120**	**16,025**	**17,053**
Interests of minority shareholders	**2,670**	**2,867**	**2,694**
Share capital	402	402	402
Capital surplus	2,628	2,628	2,624
Treasury shares	(446)	(452)	(456)
Reserves	4,397	3,990	4,401
Total shareholders' equity	**6,981**	**6,568**	**6,971**
Total liabilities and shareholders' equity	**26,771**	**25,460**	**26,718**

Statement of Changes in Consolidated Equity of Group Holcim

	Share capital	Capital surplus	Treasury shares
Million CHF			
Equity as at December 31, 2001 (audited)	**402**	**2,570**	**(451)**
Net income after minority interests			
Currency translation effects			
Effect of increase in participation			
Gain on available-for-sale securities net			
Gain on cash flow hedges net			
Dividends			
Change in treasury shares net			(5)
Equity component on convertible bonds		54	
Equity as at June 30, 2002 (unaudited)	**402**	**2,624**	**(456)**
Equity as at December 31, 2002 (audited)	**402**	**2,628**	**(452)**
Net income after minority interests			
Currency translation effects			
Gain on available-for-sale securities net			
Gain on cash flow hedges net			
Dividends			
Change in treasury shares net			6
Equity as at June 30, 2003 (unaudited)	**402**	**2,628**	**(446)**

Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Total shareholders' equity
5,367	**(175)**	**(76)**	**5**	**5,121**	**7,642**
292				292	292
			(840)	(840)	(840)
(5)				(5)	(5)
	20			20	20
		8		8	8
(195)				(195)	(195)
				0	(5)
				0	54
5,459	**(155)**	**(68)**	**(835)**	**4,401**	**6,971**
5,678	**(178)**	**(82)**	**(1,428)**	**3,990**	**6,568**
273				273	273
			280	280	280
	48			48	48
		1		1	1
(195)				(195)	(195)
				0	6
5,756	**(130)**	**(81)**	**(1,148)**	**4,397**	**6,981**

Consolidated Cash Flow Statement of Group Holcim			
January–June	2003	2002	±%
Million CHF	Unaudited	Unaudited	
Operating profit	**884**	**935**	**–5.5**
Depreciation and amortization of operating assets	643	721	
Other non-cash items	(11)	(10)	
Change in net working capital	(443)	(375)	
Cash generated from operations	**1,073**	**1,271**	**–15.6**
Dividends received	53	47	
Interest received	9	20	
Interest paid	(236)	(309)	
Income taxes paid	(288)	(238)	
Other expenses	(9)	(10)	
Cash flow from operating activities (A)	**602**	**781**	**–22.9**
Investments in property, plant and equipment net	(558)	(551)	
Financial investments net	(372)	(155)	
Cash flow used in investing activities (B)	**(930)**	**(706)**	**–31.7**
Dividends paid on ordinary shares	(143)	(195)	
Dividends paid to minority shareholders	(109)	(106)	
Dividends paid on preference shares	(8)	(13)	
Movements of treasury shares net	6	(5)	
Increase in current financing liabilities	13	120	
Proceeds from long-term financing liabilities	1,499	1,587	
Equity component of convertible bonds	0	54	
Repayment of long-term financing liabilities	(793)	(631)	
Decrease in marketable securities	3	4	
Cash flow from financing activities (C)	**468**	**815**	**–42.6**
Increase in cash and cash equivalents (A+B+C)	**140**	**890**	
Cash and cash equivalents as at January 1	**2,698**	**2,137**	
Increase in cash and cash equivalents	140	890	
Currency translation effects	36	(210)	
Cash and cash equivalents as at June 30	**2,874**	**2,817**	

1 Basis of Preparation

The unaudited consolidated half-year interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2002 (hereafter "annual financial statements"). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

There were no significant changes in accounting policies or estimates or in any provisions or impairment charges from those disclosed in the annual financial statements.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in the Scope of Consolidation

The scope of consolidation has been affected mainly by the following additions and disposals made during 2003 and 2002:

On April 24, 2003, Spain's antitrust authorities approved the takeover of nearly 100% of Cementos de Hispania S.A. by the Group for a purchase price of EUR 190 million. The new company is fully consolidated retroactively from January 1, 2003.

Holcim's Group company Queensland Cement Ltd has been merged on June 1, 2003 with Australian Cement Holdings Ltd to form a new company, Cement Australia Pty Ltd. Cement Australia is owned 50% by Holcim, 25% by Hanson (UK-based ready-mix and aggregate company) and 25% by Rinker (Australian and US heavy construction materials group). Joint venture accounting will be applied for Cement Australia to reflect the 50% stake in the new entity. The half-year financial statements reflect still the full consolidation of Queensland Cement Ltd. As of the third quarter 2003, the proportionate consolidation of Cement Australia will be reflected in the Group's financial statements.

In April 2002, the Group acquired 83% of Novi Popovac (Serbia) for CHF 117 million in cash. The acquisition was accounted for under the purchase method of accounting.

In the Philippines, Union Cement Corporation acquired the Group company Alsons Cement Corporation in a share exchange deal. The new entity is fully consolidated as from October 1, 2002.

Due to the sale of Baubedarf group (Switzerland), this entity has been deconsolidated as of October 1, 2002.

3 Segment Information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–June (unaudited)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Income statement														
Million CHF														
Net sales[1]	2,112	2,153	1,003	1,240	1,381	1,731	565	537	843	869	(100)	(89)	5,804	6,441
Operating EBITDA[1]	497	497	129	212	551	616	164	167	211	208	(25)	(44)	1,527	1,656
Operating EBITDA margin[1] in %	23.5	23.1	12.9	17.1	39.9	35.6	29.0	31.1	25.0	23.9			26.3	25.7
Operating profit[1]	266	288	45	80	385	417	121	120	96	80	(29)	(50)	884	935
Operating profit margin[1] in %	12.6	13.4	4.5	6.5	27.9	24.1	21.4	22.3	11.4	9.2			15.2	14.5
Capacity and sales														
Million t														
Production capacity cement[2]	39.8	40.8	21.4	21.1	31.1	31.2	13.0	13.3	35.7	35.5			141.0	141.9
Sales of cement and clinker	12.6	12.5	7.2	7.4	9.4	9.1	6.2	5.6	11.7	11.5	(2.3)	(2.6)	44.8	43.5
Sales of aggregates	25.0	23.2	5.8	6.1	5.7	6.3	3.9	4.3	2.5	2.4			42.9	42.3
Million m^3														
Sales of ready-mix concrete	6.1	5.8	1.0	1.1	3.7	3.6	0.8	0.7	1.0	1.0			12.6	12.2

[1] Prior-year figures of the service companies have been regrouped from geographical regions to Corporate.
[2] Prior-year figures as of December 31, 2002.

4 Change in Net Sales

January–June Million CHF	2003 Unaudited	2002 Unaudited
Volume and price	(136)	32
Change in structure	67	188
Currency translation effects	(568)	(361)
Total	**(637)**	**(141)**

5 Change in Operating Profit

January–June Million CHF	2003 Unaudited	2002 Unaudited
Volume, price and cost	31	12
Change in structure	24	(17)
Currency translation effects	(106)	(57)
Total	**(51)**	**(62)**

6 Other Income

January–June Million CHF	2003 Unaudited	2002 Unaudited
Dividends earned	55	28
Financial income	(7)	3
Other ordinary (expenses) income	(8)	19
Depreciation and amortization of non-operating assets	(38)	(68)
Total	**2**	**(18)**

The reduction in financial income is due to an impairment loss of CHF 19 million recognized for the Group's investment in Swiss International Air Lines.

7 Financial Expenses Net

January–June Million CHF	2003 Unaudited	2002 Unaudited
Financial expenses	(285)	(329)
Interest earned on cash and cash equivalents	27	30
Foreign exchange gain net	5	38
Financial expenses capitalized	9	14
Total	**(244)**	**(247)**

8 Bonds

The following first issue of euro-denominated bonds under the European Medium Term Note Program was made. The 4.375% bonds with a principal amount of EUR 750 million have been issued on June 23, 2003 and are due on June 23, 2010. There have been no other proceeds, repayments or partial repayments during the period between January 1 and June 30, 2003.

Nominal value in million	Nominal interest rate	Yield to maturity	Effective interest rate	Term	Remarks	million CHF
Holcim Finance (Luxembourg) S.A.						
EUR 450	4.375%	4.375%	4.38%	2003–2010	Notes guaranteed by Holcim Ltd	698
EUR 300	4.375%	4.375%	2.99%	2003–2010	Notes guaranteed by Holcim Ltd, swapped into floating interest rates at inception	466
Total issued bonds						**1,164**

9 Dividends

In conformity with the decision taken at the Annual General Meeting on June 4, 2003, a dividend related to 2002 of CHF 1.– per registered share (CHF 5.– per bearer share) has been paid on June 10, 2003. This will result in a total ordinary dividend payment of CHF 195 million.

10 Disclosure of Shareholdings

In compliance with Article 20 of the Swiss Federal Act on Stock Exchange and Securities Trading (Stock Exchange Act), Holcim Ltd has been notified that, following the introduction of a standard registered share in accordance with the resolution passed by the Annual General Meeting of June 4, 2003, the position as at the end of June 2003 of shares in Holcim Ltd held directly or indirectly by Dr. h.c. Thomas Schmidheiny is 27.1%. The holding corresponds to 54,449,273 registered shares.

Capital Group Companies Inc. held as at December 31, 2002, 8.9% or 17,961,010 registered shares of Holcim.

11 Contingent Liabilities

In the ordinary course of business, the Group is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental and health and safety matters. No significant changes in the Group's contingent liabilities have occurred since the last annual financial statements.

12 Principal Exchange Rates

	Income statement			Balance sheet		
	Average exchange rates in CHF			Closing exchange rates in CHF		
	2003	2002	±%	30.06.2003	31.12.2002	30.06.2002
1 EUR	1.50	1.47	+2.0	1.55	1.45	1.47
1 USD	1.35	1.63	−17.2	1.36	1.39	1.48
1 CAD	0.94	1.04	−9.6	1.01	0.88	0.99
100 EGP	23.93	35.36	−32.3	22.52	30.03	31.81
1 ZAR	0.17	0.15	+13.3	0.18	0.16	0.14
100 PHP	2.53	3.22	−21.4	2.54	2.61	2.94
100 THB	3.18	3.79	−16.1	3.23	3.22	3.57
1 AUD	0.84	0.87	−3.4	0.91	0.79	0.84
1 NZD	0.76	0.73	+4.1	0.79	0.73	0.73

Holcim securities

In June 2003, the Annual General Meeting of Holcim Ltd approved the unification of the new registered share. The first trading date was June 10, 2003. The new shares are listed on SWX Swiss Exchange with the security code No. 1221405 and qualify for Swiss Market Index SMI and Swiss Performance Index SPI and are traded on virt-x. The new registered shares are also traded on the Frankfurt Stock Exchange and in the form of ADRs in the US. Telekurs lists the new shares under the code HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLZn.VX . Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 10.1 billion at June 30, 2003.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macro-economic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial Reporting Calendar	
Third quarter 2003 results conference for press and analysts	November 12, 2003
2003 annual results conference for press and analysts	March 9, 2004
First quarter 2004 results	May 13, 2004
General Meeting of Shareholders	May 14, 2004
Dividend payment	May 19, 2004
Half-year 2004 results	August 27, 2004
Third quarter 2004 results conference for press and analysts	November 3, 2004

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 87 19
investor.relations@holcim.com

Holcim

www.holcim.com

